SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of April 2016

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form  20-F  ☒             Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement of key financial and performance indicators for the first quarter of 2016, dated April 28, 2016	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•	any changes in the regulations or policies of the Ministry of Industry and Information Technology (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

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•	tariff policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the fourth generation mobile telecommunications, or 4G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•	changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any investigation by the relevant PRC regulatory authorities;

•	implementation of a value-added tax to replace the business tax in the PRC; and

•	the uncertainties involved in the operations and the future performance of the Tower Company.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: April 29, 2016	By:	/s/ Yang Jie
	Name:	Yang Jie
	Title:	Chairman and Chief Executive Officer

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Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

KEY FINANCIAL AND PERFORMANCE INDICATORS FOR THE FIRST QUARTER OF 2016

The unaudited financial data of the Group for the first quarter of 2016

•	Operating revenues were RMB86,426 million, representing an increase of 6.1% over the same period of last year

•	Service revenues were RMB76,359 million, representing an increase of 5.0% over the same period of last year

•	EBITDA was RMB23,811 million, representing a decrease of 2.9% over the same period of last year

•	Profit attributable to equity holders of the Company was RMB5,119 million, representing an increase of 1.4% over the same period of last year

In order to further enhance the transparency of the Group and to enable shareholders, investors and the general public to better appraise the operational performance of the Group, the board of directors (the “Board”) of China Telecom Corporation Limited (the “Company”, together with its subsidiaries, the “Group”) announces certain selected unaudited key financial and performance indicators of the Group for the first quarter of 2016.

Financial Data (Extracted from financial records prepared in accordance with International

Financial Reporting Standards)

	For the period from 1 January 2016 to 31 March 2016 (RMB million)	For the period from 1 January 2015 to 31 March 2015 (RMB million)	Increase/ (Decrease)
Operating revenues	86,426	81,453	6.1%
of which: Service revenues (Note 1)	76,359	72,704	5.0%

Operating expenses
Depreciation and amortisation	(16,447)	(16,740)	(1.8%)
Network operations and support	(21,053)	(18,082)	16.4%
Selling, general and administrative	(13,922)	(12,136)	14.7%
Personnel expenses	(15,358)	(15,162)	1.3%
Other operating expenses	(12,282)	(11,548)	6.4%

Total operating expenses	(79,062)	(73,668)	7.3%

Operating profit	7,364	7,785	(5.4%)

Finance costs and others	(551)	(1,134)	(51.4%)

Profit before taxation	6,813	6,651	2.4%
Income tax	(1,672)	(1,596)	4.8%

Profit for the quarter	5,141	5,055	1.7%
Profit attributable to:
Equity holders of the Company	5,119	5,046	1.4%
Non-controlling interests	22	9	144.4%

	As at 31 March 2016 (RMB million)	As at 31 December 2015 (RMB million)
Total Assets	621,801	629,561	(1.2%)
Total Liabilities	(312,142)	(324,810)	(3.9%)

Total Equity	309,659	304,751	1.6%

Note 1:	Service revenues were calculated based on operating revenues minus sales of mobile terminals (first quarter of 2016: RMB8,831 million; first quarter of 2015: RMB7,721 million), sales of wireline equipment and other non-service revenues (first quarter of 2016: total RMB1,236 million; first quarter of 2015: total RMB1,028 million)

Business Data

	As at 31 March 2016/ For the period from 1 January 2016 to 31 March 2016	As at 31 December 2015/ For the period from 1 October 2015 to 31 December 2015	As at 30 September 2015/ For the period from 1 July 2015 to 30 September 2015
Mobile Subscribers (Million)	202.64	197.90	194.34
of which 4G Terminal Users [1] (Million)	74.91	58.46	43.73
Net Add of Mobile Subscribers (Million)	4.74	3.56	2.90
of which Net Add of 4G Terminal Users (Million)	16.45	14.73	14.77
Handset Data Traffic (kTB) [2]	228.40	188.30	154.20
Mobile Voice Usage (Billion Minutes)	168.58	170.74	169.94
Wireline Broadband Subscribers (Million)	116.17	113.06	111.09
Net Add of Wireline Broadband Subscribers (Million)	3.11	1.97	1.53
Local Access Lines in Service (Million)	132.86	134.32	136.89
including: Household (Million)	83.00	84.17	85.84
Government & Enterprise (Million)	40.69	40.80	40.97
Public Telephone (Million)	9.17	9.35	10.08
Net Decrease of Local Access Lines in Service (Million)	(1.46)	(2.57)	(2.46)
Wireline Local Voice Usage (Billion Pulses)	23.48	26.57	27.93
Wireline Long Distance Usage (Billion Minutes)	5.48	6.27	6.71

For the first quarter of 2016, the Group firmly seized the 4G development opportunities and achieved rapid growth in 4G users and mobile service revenues. The number of mobile subscribers of the Group reached approximately 203 million, representing a net addition of 4.74 million. The number of 4G terminal users reached 74.91 million, representing a net addition of 16.45 million. The monthly average data traffic per 4G user achieved rapid growth and reached 875MB while the average mobile service revenue per user per month (ARPU) in the first quarter of 2016 remained steady with slight increase as compared to that for the full year of last year. The fundamentals of the overall wireline services continued to remain stable and the revenues from wireline services increased steadily. The wireline broadband subscribers reached 116 million, representing a net addition of 3.11 million. The overall wireline data services continued its robust growth momentum, which effectively offset the impact of decline in the wireline voice services. The number of local access lines in service of the Group declined by 1.46 million in the first quarter.

Note 1:	After the commencement of 4G service nationwide at the beginning of 2015, the Company has been proactively upgrading its 2G/3G subscribers to 4G service, optimising the subscriber structure and increasing 4G penetration continuously. To align with the Company’s strategic focus on 4G in its mobile development, and further enhance the essentiality of disclosed information, the Company would only disclose 4G terminal user and mobile subscriber figures and not to disclose 3G/4G subscriber figure.
2:	Handset data traffic represents the data traffic generated from 3G and 4G handset internet access.

The Group’s operation was on track as planned for the first quarter of 2016. Despite the impact of various regulatory policies such as “Speed Upgrade and Tariff Reduction” and “handset data traffic carried forward”, the operating revenues for the period of the Group showed robust growth momentum with steady enhancement in the net profit. For the first quarter of 2016, the operating revenues of the Group were RMB86,426 million, representing an increase of 6.1% over the same period of last year; of which the service revenues were RMB76,359 million, representing an increase of 5.0% over the same period of last year. Following the disposal of certain telecommunications towers and related assets by the Company to China Tower Corporation Limited (“China Tower”) in last year, the Group incurred tower usage fee payable to China Tower. As a result, the network operations and support expenses for the first quarter of 2016 increased by 16.4% over the same period of last year. The network operations and support expenses other than the tower usage fee were effectively controlled. In order to meet the vigorous market demand, the Group increased the scale development initiatives in 4G and fibre broadband businesses and promoted the robust development of the businesses. The selling, general and administrative expenses of the Group for the first quarter of 2016 increased by 14.7% over the same period of last year. The Group will continue to enhance the efficiency of marketing resources utilization to achieve the concurrent enhancement in business scale and efficiency. The personnel expenses for the first quarter of 2016 primarily remained stable over the same period of last year. Meanwhile, as a result of the corresponding increase in the costs of mobile terminals sold in line with the increase in sales of mobile terminals during the period, other operating expenses increased by 6.4% over the same period of last year. During the period, the net finance costs decreased as compared with the same period of last year as a result of the decline in interest rates while the share of profit of associates increased over the same period of last year. Therefore, finance costs and others significantly decreased by 51.4% over the same period of last year. The profit attributable to equity holders of the Company was RMB5,119 million, representing an increase of 1.4% over the same period of last year. EBITDA was RMB23,811 million, representing a decrease of 2.9% over the same period of last year. EBITDA margin (EBITDA divided by service revenues) was 31.2%.

The Group will firmly seize new opportunities and take the initiative to develop through reform and innovation, while striving to adapt to the changing regulatory environment and tackle various challenges. The Group will persistently strengthen the core competence in network and operation and tightly grasp the opportunities from the scale development and value enhancement of 4G and fibre broadband businesses to further strengthen the Group’s fundamentals. Meanwhile, the Group will be unwaveringly dedicated to speedily achieve a breakthrough in the five emerging areas including “Smart Family”, “mobile payment”, “Internet+”, “cloud computing & Big Data” and “Internet of Things” to ignite the new growth engine. The Group will further promote the comprehensive in-depth reform, incentivise the corporate and employee vitality and deepen the Internet-oriented transformation to upgrade the products and services. With increased efforts in open cooperation, the Group will fully mobilise and share the social resources to build the “Smart Ecosystem” and offer integrated smart services. The Group will endeavor to facilitate the accomplishment of “Cyberpower” and take the lead in the digital ecosystem, thereby continually creating value for our shareholders.

The Board wishes to remind investors that the above financial and business data are based on the Group’s unaudited management accounts. Investors are cautioned not to unduly rely on such data.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board

China Telecom Corporation Limited

Yang Jie

Chairman and Chief Executive Officer

Beijing, China, 28 April 2016

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Yang Jie (as the chairman and chief executive officer); Mr. Yang Xiaowei (as the president and chief operating officer), Mr. Zhang Jiping, Mr. Sun Kangmin and Mr. Ke Ruiwen (all as the executive vice presidents), Mr. Zhu Wei (as the non-executive director), Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming and Madam Wang Hsuehming (all as the independent non-executive directors).